TOWN & COUNTRY APPRAISAL SERVICE, INC.

710 Westbridge Street

PO Box 1041

Blackfoot, ID 83221

September 10, 2009

Linda van Doorn, Senior Assistant Chief Accountant

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Town & Country Appraisal Service, Inc., Inc.

Comment Letter dated September 1, 2009

Dear Ms. van Doorn:

In response to the above referenced comment letter, we filed a Form 8-K/A on September 3, 2009 to amend Item 4.01 of our Form 8-K/A filed on August 18, 2009 to include disclosure that the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore & Associates Chartered (“Moore”) on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation. We also advised that Moore would not provide an amended Exhibit 16 letter upon advice of counsel.

With regard to any re-audit requirements, our new auditors, Li & Company, CPAs, will perform the necessary re-audit for the year ended December 31, 2008 as part of its audit and review of our financial statements for our next Form 10-K filing with the Commission for the year ended December 31, 2009.

Thank you for your consideration in this matter. Please feel free to contact me at (208) 785-2474 if you have any additional questions or concerns.

Sincerely,

/s/ John S. Chidester

John S. Chidester, President